Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth the ratio of earnings to fixed charges on a consolidated basis for each of the periods indicated. For the purposes of completing the ratio of earnings to fixed charges, earning are defined as income (loss) before income taxes plus fixed charges. Fixed charges consist of interest expense (including capitalized interest) and the portion of rental expense that is representative of the interest factor.

	For the Year Ended December 31,
	2016	2015	2014
Earnings:
Loss before income taxes	$(173)	$(266)	$(149)
Fixed charges	188	182	136
Capitalized interest	(4)	(6)	(3)
Total earnings (loss)	$11	$(90)	$(16)

Fixed Charges:
Interest expense	$174	$160	$124
Amortization of deferred debt issuance costs and discount on debt	11	11	10
Other	3	11	2
Capitalized interest	4	6	3
Total fixed charges	$192	$188	$139

Inadequate earnings (a)	$181	$278	$155

(a) The ratio coverage in 2016, 2015 and 2014 was less than 1:1. We would have needed to generate additional earnings of $181 million, $278 million and $155 million to achieve coverage of 1:1 in 2016, 2015 and 2014, respectively.